NEWS RELEASE, June 1, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

New Diamond Drilling Program Underway and Results of 2004 Diamond Drilling

at the Caballo Blanco Gold-Silver Project, Mexico

Almaden is pleased to announce that a diamond drilling program is now underway to test for gold-silver-copper mineralization in the Northern and Highway zones of the company’s Caballo Blanco project, Veracruz State, Mexico. The Caballo Blanco project is optioned to Comaplex Minerals Ltd. (Comaplex) who can earn a 60% interest in the project by spending US$2 Million over four years. The property is located roughly 60 kilometers north of Veracruz City, Mexico. Infrastructure is excellent as the prospective areas of the property are all located within 10 kilometers of a paved highway and Mexico’s only nuclear power plant. The property covers three areas of alteration and mineralization known as the Northern, Highway and Central Grid zones. In 2003, Comaplex completed a large field program over both the Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart. Geologic and alteration mapping in these areas has identified extensive zones of acid-sulphate alteration including quartz-alunite and residual or vuggy silica alteration zones. These zones of alteration, developed in flat lying volcanic rocks, are interpreted to represent a large high sulphidation gold-silver system.

2004 Drill Program

A drill program that was to have commenced in early in 2004 was delayed due to additional permitting requirements, shortage of drilling equipment and difficulties in road building. Drilling on a portion of the southern Highway and Central Grid zones commenced in November, 2004 and shut down for the Christmas season. This work consisted of four holes, three in the Highway Zone (CB-04-02, 03 and 04) and one in the Central Grid area (CB-04-01). To date the drilling on the Highway zone has not tested the principle targets of interest as the holes were drilled to the south of the main vuggy silica bodies, generally found to be the most prospective for gold in high sulphidation systems, in an area of clay dominated alteration. These three holes intersected anomalous gold values in clay altered and silicified volcanics including an interval of 217 ppb (0.22 g/t) gold over 16 meters in hole CB-04-03.

Hole CB-04-01 was drilled in the Central Grid area of the property near where two reverse circulation drill holes drilled by Almaden in 1998 intersected porphyry copper-gold mineralization. Hole CB-04-01 was located roughly equidistant from these two holes and intersected a K-silicate and quartz-sulphide veined monzonite body from surface to the end of the hole at 298 meters. The entire length of this hole averaged 380 ppb gold (0.38 g/t) and 0.16% copper including two higher grade intervals; 56 meters of 844 ppb (0.84 g/t) gold and 0.34% copper from 70 to 128 meters depth and 24 meters from 172 to 194 meters averaging 887 ppb (0.89 g/t) gold and 0.28% copper (includes a 10 meter interval averaging 1672 ppb (1.7 g/t) gold and 0.49% copper). The alteration associated with these intervals (K-silicate alteration including quartz-K-feldspar and chalcopyrite veining and hydrothermal biotite overprinted by quartz-pyrite-chlorite-sericite alteration and veining) is typical of a porphyry copper setting. Almaden considers the grades encountered in hole CB-04-01 to be very encouraging and not unlike that to be expected in similar alkaline porphyry copper-gold setting.

Current Drill Program

The present drill program will test the high sulphidation epithermal gold system that is exposed in the Northern and Highway zones. At the Northern zone Comaplex drilling will test an area where sampling, geologic mapping and PIMA analyses have defined a large, roughly 6 by 5 kilometer zone of acid sulphate alteration and vuggy silica, including many breccia bodies. The road building to date has allowed for greater access to the Northern zone where in January, 2005 Almaden and Comaplex staff have sampled one of several areas of outcrop of vuggy silica and quartz-alunite acid sulphate alteration. Thirty-two rock chip samples were collected over a roughly 35 by 100 meter area of vuggy silica. These samples averaged 0.62 g/t gold and ranged from 0.01 to 4.67 g/t gold. Eleven samples returned gold grades above 0.50

g/t gold and six above 1.00 g/t gold. These results, which are interpreted to represent the gold content of a very high level in a well preserved high-sulphidation epithermal system, are considered by Almaden to be very encouraging. The area sampled on surface is spatially immediately above significant resistivity highs identified in a ground geophysical induced polarization (IP) survey previously carried out by Comaplex. The IP survey also identified high chargeability responses associated with the high resistivity responses at depth. This data suggests that resistive, vuggy silica material, similar to that sampled in outcrop, is oxidized at surface and may extend to considerable depth.

At the Highway zone, Comaplex carried out a program of sampling, geologic mapping and induced polarization (IP) geophysics, complimented by analysis of alteration mineralogy with a PIMA portable infrared spectrometer that outlined several prominent areas of alteration and mineralisation. In the Highway zone a significant resistivity and chargeability anomaly has resulted from this work over a roughly 5 by 3 kilometer area of acid sulphate alteration characterised by hypogene alunite and vuggy silica. The zones of vuggy silica and coincident chargeability and resistivity will be the focus of Comaplex’s drill program. A diamond drill hole was completed close to the area by Noranda Inc. in 2001. This hole was drilled in an area of extensive acid sulphate argillic alteration and had several interesting gold intersections. These included stockwork veining from 51.35 to 84 meters depth within which a 6 meter section averaged 1.42 g/t gold. A sample from 192 to 195 meters depth within a zone of lower temperature argillic alteration averaged 2.5 g/t gold and the final sample of the hole from 212.0 to 212.5 meters depth returned a gold value of 4.98 g/t gold. The hole was lost at this point due to poor drilling conditions.

Comaplex has informed Almaden that it has completed a rock sampling and mapping program of several other vuggy silica bodies located within areas of quartz-alunite alteration of the Northern zone. This work was carried out to determine the size, gold content and distribution within these areas. Almaden will report the results of this work as soon as they are received from Comaplex. Mr. Mark Balog, P.Geo. of Comaplex Minerals Corp. was the qualified person, under the meaning of National Instrument 43-101, reviewing the sampling reported in this news release. The samples were analysed at ALS Chemex Laboratories in North Vancouver, Canada using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP) methods.

Readers are referred to Almaden’s website (http://www.almadenminerals.com/Projects/Papers/Epithermal_CB.pdf) where a summary report can be viewed which contains maps illustrating the IP and geology and background geologic information pertaining to the property and high-sulphidation epithermal deposits in general.

Almaden will report the results of all future work from the Caballo Blanco project as soon as they are received from Comaplex. Almaden currently has 11 active joint ventures, including 7 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

_______________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.